Exhibit 99.1

November 12, 2020

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited,

(NSE: WIPRO)

The Market Operations,

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under regulation 30 - reg

Please find herewith enclosed an intimation being made pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, for your records.

Thanking you

For Wipro Limited

M Sanaulla Khan

Company Secretary

New operating model and structure in Wipro Limited effective 1st Jan 2021

Keeping in mind that Wipro would like to have an operating model marked by simplicity, we are announcing a new structure to bring the best of Wipro closer to its customers. Effective January 1, 2021, we will replace the current structure of various Strategic Business Units, Service lines and Geographies with four Strategic Market Units (SMUs) and two Global Business Lines (GBLs) as detailed blow.

The four Strategic Market Units will be Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (APMEA). While Americas 1 and Americas 2 will be organised by sectors, Europe and APMEA will be structured by countries.

1.

Americas 1 will include the following sectors - Healthcare & Medical Devices, Consumer Goods & Lifesciences, Retail, Transportation & Services, Communication, Media & Info services, Tech Products & Platforms and Latin America.

2.	Americas 2 will include the following sectors - Banking, Securities, Investment Banking & Insurance, Manufacturing, Hi-tech, Energy & Utilities and Canada.

3.	Europe will include following 6 regions - UK and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe.

4.	APMEA will include 6 regions – Australia & New Zealand, India, Middle East, South East Asia, Japan and Africa.

The SMUs in Europe and APMEA will be responsible for all industry sectors in these regions.

The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Engineering and R&D and Wipro Digital. The second Global Business Line iCORE (Integrated Cloud Infrastructure (CIS), Digital Operations (DOP), Risk & Enterprise Cyber Security Services (CRS)) will include CIS, DOP and CRS Service lines.

The SMUs are organised by markets and GBLs by capabilities. While the SMUs will own the P&Ls, delivery and practices will be aligned with GBLs.

The changes are effective from Jan 1, 2021. We will continue with our current operating model and external reporting for the quarter ended Dec 31, 2020.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.